UNITED STATES             OMB APPROVAL
                                                           OMB Number: 3235-0058
                      SECURITIES AND EXCHANGE COMMISSION   Expires: May 31, 1997
                            Washington, D.C. 20549         Estimated average
                                                            burden hours per
                                                            response 2.50
                                   FORM 12b-25
                                                           SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING

                                                                   CUSIP NUMBER

(Check One):  / /   Form 10-K        / /  Form 20-F  / /  Form ll-K
              /X/   Form 10-Q       / /   Form N-SAR

For Period Ended: June 30, 1996
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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  PART I -- REGISTRANT INFORMATION
                             Arista Investors Corp.

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Full Name of Registrant

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Former Name if Applicable
  116 John Street
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Address of Principal Executive Office (Street and Number)
  New York, New York 10038
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                               SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Stanley S. Mandel                 212            964-2150
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               (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                   |X| Yes | |No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?.

                                                                  |X| Yes  | |No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Arista Investors Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date. August 15, 1996                  By  s/ Susan J. Hall
     ----------------------------------    -----------------------------------
                                             Susan J. Hall
                                           Senior Vice President and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic fliers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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

                                                               [DRAFT]



Continuation - Form 12b-25


Arista Investors Corp.


PART III - NARRATIVE



              As a result of the acquisition by Assumption Reinsurances of the books of business of Greater New York Mutual Insurance Company, an insurance company of greater New York Arista Insurance Company, a wholly owned subsidiary of the Registrant, the Registrant required additional time in order to calculate its due premiums, unearned premiums and claim reserves. The Registrant will file its Form 10-Q for the quarterly period ended June 30, 1996 on or before August 22, 1996.

PART IV - OTHER INFORMATION

              The Registrant's earnings will reflect a significant decline when comparing the six month period ended June 30, 1995 to the six month period ended June 30, 1996. In addition, when comparing the three month period ended June 30, 1995 to the three month period ended June 30, 1996, the Registrant went from a pre-tax profit in excess of approximately $574,000 to a pre-tax loss of approximately $510,000. The principal reasons for the comparative differences between the 1995 and 1996 periods were [an increase in the incurred loss ratio and a decrease in gross premiums earned as well as additional expenses incurred as the result of the issuance of Arista's surplus note and administrative expenses which are incurred in the quarter ended June 30, 1996],
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